SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

GRG/GRGS Av. Graça Aranha, nº 26, 4th floor. 20030-900 Rio de Janeiro - RJ RCA 1045, of 01.24.2025 DEL-012 of 01.24.2025

CERTIFICATE

MINUTES OF THE THOUSAND AND FORTY-FIFTH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 3330034676-7/CNPJ n.º 00001180/0001-26

It is hereby certified, for all due purposes, that the 1045th meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company” or “Eletrobras”) was installed on January 24, 2025, at 10:00 a.m., at the Eletrobras head office, located at Avenida Graça Aranha, No. 26, 20th floor, Centro, Rio de Janeiro – RJ, as called by the Chairman of the Board of Directors, pursuant to article 25, §4, of the Company’s Bylaws. The meeting was adjourned at 4:00 p.m. on the same day. Board Member VICENTE FALCONI CAMPOS (VFC) assumed the presidency of the proceedings. The Board Members ANA SILVIA CORSO MATTE (ASM), DANIEL ALVES FERREIRA (DAF), FELIPE VILLELA DIAS (FVD), IVAN DE SOUZA MONTEIRO (ISM), MARCELO DE SIQUEIRA FREITAS (MSF), MARCELO GASPARINO DA SILVA (MGS), MARISETE FÁTIMA DADALD PEREIRA (MFP) and PEDRO BATISTA DE LIMA FILHO (PBL) participated in person. There were no absences. The Vice-President of Governance, Risks, Compliance and Sustainability CAMILA GUALDA SAMPAIO ARAUJO (CSA), the Secretary of Governance FERNANDO KHOURY FRANCISCO JUNIOR (FKJ) and the Governance Officer BRUNO

KLAPPER LOPES (BKL) also participated in the meeting. INSTRUCTION: Support material was made available to Board Members through the Governance Portal. QUORUM FOR INSTALLATION AND DECISIONS: The deliberations of this meeting must take place in the presence of the majority of its members, and its deliberations are taken by the majority of those present (art. 25, caput, Bylaws), except in cases of qualified quorum (art. 26, Bylaws). Quorum for installation: nine members, in compliance with the minimum quorum for installation of five members. Minimum quorum for taking deliberations: five members, except in cases where there is an explicit record of a change in the quorum of those present at the time of the deliberation. The prior declaration of a conflict of interests by the Board Member and/or his/her momentary absence will result in his/her subtraction for the purposes of calculating the minimum quorum for deliberation.

DEL 212, of 01/24/2025. Call for an Extraordinary General Meeting to deliberate on the amendment of the Eletrobras Bylaws. RES 016, of 01/22/2025. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the exercise of its powers, embodied in the deliberative proposal and decision of the Executive Board, in the supporting material and in the documents below, as well as in the favorable opinion issued by the People and Governance Committee – CPES in its meeting no. 076, held on 01/23/2025, DECIDES:

1.	Approve the call for the Extraordinary General Shareholders' Meeting (EGM), to be held on a date to be set by the Vice-Presidency of Governance, Risks, Compliance and Sustainability, in a fully digital format, within a minimum period of 30 (thirty) days, counted from the date of its publication, in accordance with the Call Notice and the Management Proposal and its Annexes, including the amendment of the Eletrobras Bylaws, as per the agenda contained in the aforementioned documents.

2.	Delegate powers, in line with art. 18, §7, of the Bylaws, so that the Board Member of Eletrobras, Mr. Daniel Alves Ferreira, presides over the board of the Eletrobras EGM, also granting him powers to appoint eventual substitutes and to designate, if he deems it appropriate, an external specialist lawyer to act as secretary for the conclaves.

Deliberative quorum: Unanimously, the favorable opinion of the CPES was recorded.

Closing and preparation of the minutes certificate: It is hereby recorded that the material relevant to the items discussed at this Board of Directors Meeting is filed at the Company’s headquarters. There

GRG/GRGS Av. Graça Aranha, nº 26, 4th floor. 20030-900 Rio de Janeiro - RJ RCA 1045, of 01.24.2025 DEL-012 of 01.24.2025

being no further matters to be discussed regarding DEL-012/2025, Chairman VFC declared the related work closed and instructed the Secretary of Governance to draw up this Certificate, which, after being read and approved, will be signed by the same Secretary. The other decisions made at this meeting were omitted from this certificate, as they relate to interests that are merely internal to the Company, a legitimate precaution, supported by the Management’s duty of confidentiality, in accordance with the “caput” of article 155 of the Corporations Law, and therefore fall outside the scope of the rule contained in § 1 of article 142 of the aforementioned Law. Present: Chairman VICENTE FALCONI CAMPOS. Board Members ANA SILVIA CORSO MATTE, DANIEL ALVES FERREIRA, FELIPE VILLELA DIAS, IVAN DE SOUZA MONTEIRO, MARCELO DE SIQUEIRA FREITAS, MARCELO GASPARINO DA SILVA, MARISETE FÁTIMA DADALD PEREIRA, PEDRO BATISTA DE LIMA FILHO; Governance Officer: BRUNO KLAPPER LOPES; Secretary of Governance: FERNANDO KHOURY FRANCISCO JUNIOR. This certificate is drawn up and signed by me, FERNANDO KHOURY FRANCISCO JUNIOR, Secretary of Governance of Eletrobras.

Rio de Janeiro, January 27, 2025.

FERNANDO KHOURY FRANCISCO JUNIOR

Secretary of Governance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.